SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Public Policies and

Corporate Governance Charter

2021

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp

March 2021

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Summary

Message from the Chairman of the Board of Directors	5
Sabesp - General Overview	7
1 - Public Policies	8
1.1 - Public Interest as a driver of Business Activities	8
1.2 - Activities Developed	9
1.2.1 - Facing COVID-19	9
1.2.2 - Planning and management increase supply security	10
The structural increase of the SIM has been the focus of permanent investments in the scope of the Metropolitan Water Program (PMA), implemented in the 90's with the initial objective of solving structural bottlenecks in the supply system, by expanding water production, transportation, and distribution systems throughout the metropolitan region.	10
1.2.3 - Expansion of the Sanitation Infrastructure	12
1.2.4 - Research, Development, and Innovation in Sanitation	14
1.3 - Goals Relating to the Development of Activities	15
1.4 - Financial Performance	16
Tariff Adjustment	16
Investments	17
Debt	17
New funding instruments	17
Expansion of market share and credit recovery	18
Financial and Economic Performance	19
Adjusted EBITDA decreased by 14.5%, from R$7,510.5 million in 2019 to R$6,421.8 million in 2020, and the adjusted EBITDA margin was 36.1%, while reaching 41.8% in the previous fiscal year. Excluding the effects from revenue and construction costs, the adjusted EBITDA margin was 45.0% in 2020 (49.5% in 2019).	19
Dividends	19
Stock Market	20
2 - Corporate Governance	20
2.1 - Corporate Governance Structure	20
2.1.1 - Annual Shareholders' Meeting	21
2.1.2 - Board of Directors	21
2.1.3 - Audit Committee	21
2.1.4 - Eligibility and Advisory Committee	21
2.1.5 - Fiscal Council	22
2.1.6 – Executive Board	22

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2.1.7 - Executive Governance Department	22
2.1.8 - Internal Audit	22
2.1.9 - Risk Management and Compliance Department	22
2.1.10 - Ethics Committee	23
2.1.11 - Corporate Risk Management Committee	23
2.1.12 - External Audit	23
2.2 - Internal Controls	23
The internal control tests are carried out by the internal audit area, which reports hierarchically to the CEO and functionally to the Audit Committee. In 2019, the assessment on the effectiveness of the internal controls environment did not identify any deficiencies considered material.	23
2.3 - Code of Conduct and Integrity	23
2.4 - Transparency	24
2.5 - Compensation Policy	24
2.5.1 - Management and Members of Statutory Committees	24

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Message from the Chairman of the Board of Directors

Taking care of water is taking care of life.

The essential role that sanitation has over people's health has never been more discussed than during this challenging year of 2020. Guaranteeing clean water in taps was the main resource to contain the advance of the pandemic. Thus, we ensured that the supply of high quality water was maintained to serve 28.5 million customers in 375 municipalities in São Paulo.

However, the seriousness of the situation pushed us to go further. We took additional actions, such as the disinfection of public spaces, distribution of water tanks, hygiene products, basic food baskets and the installation of public washbasins, demonstrating our extreme capacity to mobilize our teams in solidarity with others. In turn, our joint efforts in partnerships with the private sector, public entities and agencies revealed the transforming strength arising from unity in difficult times.

In just a matter of days we were faced with the need to reinvent the way we work. A portion of our employees were allocated to isolated remote working from their homes. Another portion were required to following strict health protocols while remaining at their forefront roles, with the mission of maintaining our facilities functioning and monitoring the evolution of our many works and interventions.

The impacts of the pandemic also affected our cash flow, amidst a global scenario with strong economic instability. Factors such as our debt exposure to exchange rate variations, lower revenues from our commercial and industrial categories, increase in delinquency rates, postponement in tariff readjustment and tariff exemptions granted to the poorest population imposed an enormous challenge on us.

The recovery path demanded urgent and assertive measures, such as budget readjustment, new financings, the issuance of R$3.5 billion in debentures and exchanging our foreign currency debt instruments aimed at reducing exposure to the U.S. dollar. These actions allowed us to reverse losses and regain positive results at the end of the third quarter of 2020, giving us breathing room to continue to expand the social, economic, and environmental benefits through our operations.

Our constructions works were also not interrupted. In many situations, they evolved even faster due to lower people and vehicle flows. The significant evolution of the Novo Rio Pinheiros Program is an example of this. With 16 fronts underway for the implementation of infrastructure to collect and treat sewage in the Pinheiros river basin, we ended 2020 with 150,000 households served with sewage collection for treatment, a landmark result.

Our goal is to serve 530,000 households with sewage collection by the end of 2022. More than bringing life to one of São Paulo’s main symbols, we are also bringing better health conditions and quality of life to many communities.

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The evolution of this project has a direct and positive impact on the results of an even greater mission: provide universal access to sewage collection and treatment in the entire Metropolitan Region of São Paulo. In nearly three decades since the existence of the Tietê Project, we invested US$3.1 billion to implement infrastructure that now collects sewage from a population of 12.4 million people for treatment. This is equivalent to the populations of London and Paris together.

In 2020 alone, 1.4 million people began to have sewage treatment with the conclusion of major works, such as the mega tunnel under the marginal Tietê highway (ITi7) and the works from the Novo Rio Pinheiros project. We have other major interventions underway in 11 metropolitan municipalities, in addition to the Pró Billings project, which will promote the basin sanitation at one of the key metropolitan springs.

With the same effort, we advanced with the works of the Onda Limpa project, expanding collection services in the Baixada Santista and North Coast regions, which already receive sewage treatment services. In countryside regions, where services are reaching universalization levels, we continue to focus on areas away from urban centers, in which we highlight our participation in the development of the Vale do Ribeira region through the Vale do Futuro program from the Government of the State of São Paulo.

In 2020, we experienced low rainfall volumes, once again, and recharging of springs was needed, proving that strong water security must be a permanent priority. And it has been. During 2020, we initiated works to reverse waters from the Itapanhaú River from the Atlantic strand to the Metropolitan Region of São Paulo, which will make the infrastructure put in place to face the 2014-2015 crisis even more robust. Were it not for this legacy, the Cantareira water level would have reached zero at the end of 2020, triggering a new water crisis in the Metropolitan Region of São Paulo.

In terms of sector advancements, the approval of the new basic sanitation framework imposes great challenges to adapt to the new regulation. However, stronger regulations and clearer guidelines attract private investments and offer opportunities for market growth, new partnerships, tariff adjustments and service evolution that benefit poor regions.

As we are always aware of changes, we continued to strive for higher competitiveness through excellent management practices, prioritizing operational efficiency and customer service, the integrity of the relationships we have with our customers, the valuing of human capital and the social well-being that results from the fulfillment of our mission.

Also, as part of our business essence and the way we operate, we guide our innovation efforts according to the Environmental, Social and Governance (ESG) standards in such a way that they follow environmentally sustainable paths of the circular economy and the technological improvement of our processes, products and services. These strategic efforts reaffirm our strive to distribute results with our shareholders and derives from our actions that are essentially based on caring for people and the environment. Taking care of water is taking care of life.

MÁRIO ENGLER PINTO JÚNIOR

Chairman of the Board of Directors

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Sabesp - General Overview

General Data

Corporate Taxpayer's Id (CNPJ):	43.776.517/0001-80
Company Registry (NIRE):	35.3000.1683-1
Headquarters:	São Paulo/SP
Type of Corporation:	Mixed Capital
Controlling Shareholder:	State of São Paulo
Company Type:	Corporation
Capital:	Publicly listed
Scope of Action:	State of São Paulo (375 municipalities served - base date 12/31/2020)
Sector:	Supply of treated water, collection and treatment of sewage services and management of solid urban waste.
CFO and Investor Relations Officer	Rui de Britto Álvares Affonso	(11)33886000	raffonso@sabesp.com.br
Independent Audit	Grant Thornton Auditores Independentes

Subscribed Directors - Board of Directors

Name	Position	Individual Taxpayer’S ID (CPF):
Mário Engler Pinto Júnior	Chairman of the Board of Directors	988.910.818-68
Benedito Pinto Ferreira Braga Júnior	Member	550.602.698-68
Wilson Newton de Mello Neto	Member	145.540.608-29
Claudia Polto da Cunha	Member	127.276.788-43
Francisco Vidal Luna	Independent Member*	031.950.828-53
Reinaldo Guerreiro	Independent Member*	503.946.658-72
Francisco Luiz Sibut Gomide	Independent Member*	016.583.109-00
Eduardo de Freitas Teixeira	Independent Member*	310.977.407-06
Luis Eduardo Alves de Assis	Independent Member*	033.426.558-44
Walter Luis Bernades Albertoni (1)	Independent Member*	147.427.468-48

(1) Board member appointed by minority shareholders.

* These Directors meet the Independence criteria established in the regulations for the Novo Mercado listing segment.

Executive Board

Name	Position	Individual Taxpayer’S ID (CPF):
Benedito Pinto Ferreira Braga Júnior	Chief Executive Officer	550.602.698-68
Adriano Candido Stringhini	Corporate Management Officer	151.578.808-39
Rui de Britto Álvares Affonso	CFO and Investor Relations Officer	013.982.348-42
Ricardo Daruiz Borsari	Metropolitan Officer	003.952.738-70
Monica Ferreira Do Amaral Porto	Regional Systems Officer	037.916.638-01
Alceu Segamarchi Junior	Technology, Project and Environment Officer	031.881.868-00

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1 - Public Policies

Law 13,303, of June 30, 2016, in article 8, items I, III and VIII, requires an “Annual Charter, signed by the members of the Board of Directors, detailing the commitments by government and mixed capital companies and their subsidiaries, in achieving their public policy objectives, in compliance with the collective interest or national security that justifies the authorization for their respective creations, with a clear definition of the resources to be used for this purpose, as well as the economic and financial impacts of the achievement of such objectives, measurable through objective indicators”.

The Annual Public Policies and Corporate Governance Charter represents the alignment of Saneamento Básico do Estado de São Paulo (Sabesp) with the State-owned Companies Responsibility Law and is an accountability report that demonstrates the Company’s evolution in its commitment to transparency.

The information and commitments are detailed below.

1.1 - Public Interest as a driver of Business Activities

Sabesp was created in 1973, resulting from the merger of several water and sewage service companies, in order to plan, execute and operate public basic sanitation services across the State of São Paulo, with one of its main objectives being the improvement of public health indexes, notably reduction in infant mortality.

According to its Bylaws, Sabesp's object is to provide basic sanitation services aimed at the universalization of services in the State of São Paulo, without prejudice to long-term financial sustainability. The Company’s corporate purpose guides its decisions regarding public policies, preserves the perpetuity of its operations and ensures an adequate return for its shareholders.

Sabesp is a mixed-capital publicly traded company with shares listed on B3's Novo Mercado and on the New York Stock Exchange since 2020. Therefore, it is subject to legislation, regulation, and sector inspections by the Brazilian and North American capital markets, in addition to other legislation applicable to state-owned companies.

The Company's share capital consists of 683,509,869 exclusively common shares (with voting rights), corresponding to a market value of R$30.4 billion. The Government of the State of São Paulo holds 50.3% of the shares and the remaining shares trade on the São Paulo stock exchange (37.3%) and the New York stock exchange (12.4%, in the form of ADR level III).

The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

As of December 31, 2020, Sabesp was responsible for providing water supply and sewage collection and treatment services to 375 municipalities in the State of São Paulo, in addition to providing wholesale water supply and sewage treatment services to two municipalities in the Metropolitan Region of São Paulo, São Caetano do Sul and Mogi das Cruzes, providing water directly to 28.5 million people.

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In addition to providing water, sewage, and energy services, Sabesp is qualified to perform activities in urban drainage and storm water management, urban cleaning and solid waste management markets. In this sense, in 2020 Sabesp began to provide concession services for treatment and final disposal of Diadema's solid waste. However, the provision of these services is conditioned to a partnership between Sabesp and a private partner, which will occur by means of a public call for bids.

1.2 - Activities Developed

The year 2020 was marked by the Presidential sanction of Federal Law 14,026/2020, known as the New Basic Sanitation Legal Framework. By extinguishing the program contract, the New Legal Framework changes the sector’s performance scenario by increasing competition and causing several changes that directly affect the Company's operations.

Additionally, the New Legal Framework imposes performance goals aiming for 99% of the population to be served with drinking water and 90% with sewage collection and treatment services by December 31, 2033, which encourages operators to increase efficiency and grants the National Water Agency - ANA (former National Water Agency) the authority to edit reference rules to regulate the sanitation sector, aimed at minimizing regulatory uncertainties and therefore creating a more stable and attractive environment for investments in the sector.

ANA, within the scope of its new attributions, published the update of Annex to Resolution 64/2021 on March 8, approving the Thematic Axis 5 - Reference Standards for Sanitation, which is part of ANA's Regulatory Agenda for the 2020-2021 period.

In this context, the Company understands it has the following competitive advantages: i) contracts that already have goals that meet those defined by the New Legal Framework; ii) access to public capital and high exposure and access to the private capital market, favoring the maintenance and/or expansion of its operated base; iii) high levels of governance; and iv) program contracts that account for 95% of its revenue.

Aware of this new scenario, the Company continued to expand its operated area during 2020, while prioritizing the contractual situation of the municipalities already served, reaching, at the end of the year, a regularized situation for 98% of its contracts (Program and Concession).

Accordingly, we began to provide services in two new municipalities, Mauá (only for water supply) and Tejupá, and we began services at Tapiratiba, whose assumption contract had been officially signed in 2019. At the same time, we renewed/regularized service contracts with 15 other municipalities. We also participated in the bidding process to provide water supply and sewage services in the Metropolitan Region of Maceió.

To ensure the protection of the Company's customer data, in addition to technical measures suitable to ensure security and privacy in processing personal data, in 2020, procedures and rules were implemented to comply with the Brazilian General Data Protection Law (LGPD), including the Institutional Policy of Personal Data Privacy, the appointment of a Data Protection Officer and creation of an exclusive channel for customer service (lgpd@sabesp.com.br), among others.

1.2.1 - Facing COVID-19

The gravity of the arrival of the unknown virus and the fast speed at which it was spreading required the Company to act quickly. Given this, Sabesp reaffirmed its commitment to provide additional hygiene, health and comfortable conditions to the population served, prioritizing, in this contingency context, individuals in situations of greater social vulnerability.

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Among the actions put in place, we highlight: the distributing of food baskets and hygiene kits, the installation of public washbasins, sanitation of the surroundings of hospitals and health centers, suspension of supply cuts and tariff exemption for the "Social Residential" and "Favela Residential" customer categories.

To avoid the risk of shortage of strategic inputs and the continuity of our services, we identified the suppliers most exposed to the risk of shortage and anticipated essential purchases and sought alternatives to avoid possible service interruptions.

To protect our customers and employees, we closed all our public service branches and concentrated service in our digital channels, such as the virtual branch and the Sabesp Mobile app, as well as telephone and chat.

As soon as the pandemic was officially declared, 5,900 employees with administrative functions began working remotely. Employees in the high-risk groups were relocated to home office operations.

The remaining employees who had to continue working on the front lines to maintain the operations of essential water supply, sewage collection and treatment services, either in-person or in an interspersed manner (in-person and remote work), received extra care through the distribution of protective equipment, temperature measurement and adaptation of our facilities. Sabesp established a Sanitary Protocol for the entire Company, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of the facilities, in addition to communication and monitoring actions.

We also anticipated the vaccination campaign against the flu and pneumonia, with 81% of our employees being immunized. To help employees cope with this new situation, we provided the Emotional Support Program - Covid-19, a telephone service offering psychological guidance. In parallel, we conducted regular surveys with the support of an external consultancy of psychologists, to monitor the emotional health status of our employees and accompany them during the isolation regime, in addition to maintaining the emotional balance of employees through the Home-Office do Bem project implemented by the Company.

1.2.2 - Planning and management increase supply security

The structural increase of the SIM has been the focus of permanent investments in the scope of the Metropolitan Water Program (PMA), implemented in the 90's with the initial objective of solving structural bottlenecks in the supply system, by expanding water production, transportation, and distribution systems throughout the metropolitan region.

With the 2014/15 water crisis, SIM was strengthened by water sources located outside the Alto Tietê basin. These actions have increased the flexibility of transfer between producing systems and expanded the capacity of water reservoirs and treatment.

After five years since the crisis, the metropolitan system has experienced two other severe drought seasons. The last one, in 2020, caused the Cantareira reservoir, the largest water resource in the region and responsible for serving 6.7 million people, to reach a 31% storage capacity, the lowest level since the crisis. Below average rainfall levels were registered at all the springs and, as a result, the inflow of water into the systems was also below expectations.

The São Lourenço Production System and the Jaguari - Atibainha transposition, which had been "importing" water from other basins into the Alto Tietê basin since 2018, were essential for reducing the risks of shortages in the Metropolitan Region of São Paulo. Without these two works, the low replenishment recorded at Cantareira (with rainfall of only 74% of the historical average) would have caused the system to drain by July 2020.

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This increasing variation in rainfall and the reporting of extreme weather conditions made the strengthening of redundancy structures of the integrated system to become crucial. Therefore, in 2020 we promoted a revision and preventive maintenance of the water transfer structures that were installed for the 2014/15 crisis. Another highlight was the start of the construction works aimed at reversing water from Ribeirão Sertãozinho (a tributary of the Itapanhaú River) from the Atlantic strand to the Biritiba Mirim Reservoir, which belongs to the Alto Tietê System. The expectation is that this construction will be completed and operating in the second half of 2021.

Construction works on the Genesis system also advanced and is on track, with operations expected to begin by the end of 2020. The structure will directly benefit residents of municipalities located on the west side of the Metropolitan Region of São Paulo and contribute to higher water reserves and flexibility in the integrated supply system. In addition, three other metal reservoirs were put into operation in the municipalities of Itaquaquecetuba, Jandira and Vargem Grande Paulista.

In 2020, despite media campaigns encouraging rational consumption, as people remained in their homes during most of the period due to the social isolation measures caused by the pandemic, the per capita consumption increased in the metropolitan region. On the other hand, also due to the pandemic, consumption levels reduced in the industrial and commercial categories.

Despite below average rainfalls, low water sources at springs and higher residential consumption, our integrated and more robust water infrastructure system contributed to maintaining safe water levels for the Metropolitan Region of São Paulo.

We also studied and defined the integration of the water supply system to increase water supply and security in the Baixada Santista region. The challenge consists of ensuring water supply during summer and tourist seasons, when consumption increases significantly and overload the systems, requiring more water supply and flexibility.

Strengthening the production and distribution capacity at the Baixada Santista region is part of the Água no Litoral Program, which combines permanent actions to increase supply security.

Works continued with several improvement actions throughout 2020 to ensure a more robust and resilient supply infrastructure to face climate variations and peaks in customer demand.

One of the highlights is the duplication of the Mambu-Branco Production System, in Itanhaém, whose construction works has progressed, reaching 60% completion and delivery scheduled for 2021.

With smaller populations and different supply sources, the inland municipalities are less complex to supply. To face severe drought situations, which have occurred much more frequently in recent years, we highlight certain initiatives, such as the works for the Sapucaí-Mirim system, in Franca, which is in its final stages, the construction of the Pardo River dam, in Botucatu, which continues at an accelerated pace, the operational start up of a large pipeline in Aguaí, and the launching of the ETA facility in the Jacaré District, Cabreúva.

Combating water losses in the distribution network is a key initiative for water security and operational efficiency in the supply system. Lower losses put less pressure on water sources and the need to draw water from greater distances also reduces, saving energy and resources for the treatment process. A renovated structure is also less susceptible to ruptures and leaks that bring inconveniences to customers.

Efforts were intensified through the Water Loss Reduction Program, which aims to reduce recurring losses in the long term by implementing operational enhancement and maintenance activities, in addition to important actions to renew and improve infrastructure.

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In 2020, the Company carried out actions to reduce losses, in the amount of R$1.05 billion. Part of the funds allocated to the Program are from the Company’s own resources and the remaining are from financing lines granted by the Japan International Cooperation Agency (JICA) and the BNDES, in addition to proceeds obtained from the issue of Incentive Debentures, pursuant to Law 12,431/11.

As a result of this priority, the Company’s total loss to volume produced ratio has been reducing constantly, from 41.0% in 2004 to 27.0% in 2020. Losses measured in liters per connection per day, considered a more adequate indicator for monitoring losses, as recommended by the International Water Association (IWA), have also been steadily decreasing.

In 2020, this indicator reached 263 liters per connection per day, 52% lower than the 547 liters per connection per day reported in 2004.

More operating details for the water systems can be found in the 2020 Sustainability Report.

1.2.3 - Expansion of the Sanitation Infrastructure

The sanitation infrastructure offered by Sabesp contributes directly to the environmental sustainability and the socioeconomic development of the State of São Paulo. Thanks to access to these services, the regions served have benefited from reduction in infant mortality and water-borne diseases. In addition, by improving the quality of river and water source water, we are promoting water security and the valuing of tourism and real estate sectors, which generate income and jobs.

The Tietê Project is the largest environmental sanitation program in the country and is sized to tackle the great challenge of expanding the sewage collection and treatment infrastructure in one of the world’s largest urban areas.

In 2020, aside from the interventions at the Novo Rio Pinheiros program, we also delivered the Tietê 7 Interceptor, the Piqueri Sewage Pumping Station, the new Anhangabaú Trunk Collector, the Tamanduateí Interceptor and the Laranjeiras ETE.

Efforts to expand services have resulted in visible impacts, with the reduction of the pollution patch of the Tietê River in the direction towards the inland of the State. The pollution of the Tietê River, which reached 530 kilometers in the 1990s, will decline to 150 km by 2020, according to a report issued by the NGO SOS Mata Atlântica.

The Novo Rio Pinheiros Program was structured to promote the revitalization of one of the main tributaries of the Tietê River and a symbol of the São Paulo capital.

In addition to bringing liveliness and reintegrating this important river with the city's routine, these actions fulfill the goal of offering dignified living conditions to thousands of families who live in vulnerable regions near the polluted streams that flow into the Pinheiros river.

Sewage collection infrastructure will be expanded in these areas, aimed at providing sewage treatment to more than 530,000 households through the ETE Barueri treatment station by the end of 2022. This prevents the domestic sewage pollution load from being discharged into the rivers that flow into the Pinheiros river. In 2020, 150,000 households were connected to the treatment.

Construction works were hired according to a performance modality, in which the contract remuneration is based on goal achievements for the number of properties connected to the sewage treatment system and the water quality of the stream in the region of the interventions.

The program includes the implementation of five units to recover the stream water quality, allowing direct intervention in tributaries that receive sewage from more densely populated irregular occupation areas, where it is unfeasible to install a conventional collection structure of this pollutant load.

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Under the coordination of the Secretary of Infrastructure and Environment, the program integrates several agencies, in addition to Sabesp: EMAE (Empresa Metropolitana de Águas e Energia), Cetesb (Companhia Ambiental do Estado de São Paulo), DAEE (Departamento de Águas e Energia Elétrica), Government Secretaries, São Paulo City Hall and partnership with society.

Each has its mission within five structuring axes: sanitation, maintenance, solid waste treatment, revitalization, and environmental communication/education.

Thus, in addition to sewage collection, the actions include de-silting and cleaning the riverbed, monitoring water quality, improving the landscape along its banks, programs to collect and reduce inadequate disposal of solid urban waste and integrated actions with communities through social and environmental projects.

In 2020, seven streams were cleaned, within the scope of the Córrego Limpo Program, benefiting 202.5 thousand people and resulting in the collection and treatment of a sewage flow of 182 liters per second.

In addition, six other streams have ongoing clean up actions and receive monthly monitoring through the Program. We highlight the Ipiranga stream, which is scheduled to be cleaned up before Brazil celebrates its Independence Bicentennial in 2022.

In the Greater ABC region, we continue with interventions at the Billings reservoir basin, on the northern bank. A total of R$230 million is being invested in the Program through financing lines with JICA and BNDES.

Aside from the Couros trunk collector, a large-sized pipeline that will transport the sewage generated by 382,000 people from São Bernardo do Campo and Diadema to ETE ABC, implementation for the sewage collection system, trunk collectors and interconnections, sewage pumping stations and household connections are also underway.

Through Onda Limpa, the largest environmental sanitation program on the Brazilian coast, collection and treatment of sewage in the Baixada Santista and North Coast regions have been expanding since 2007. These actions contribute directly to improving public health, beach bathing quality and the increase in tourism activities in the region.

Sewage collection coverage in the Baixada Santista region was increased from 53% in 2007 to its current 83%, with investments of nearly R$2 billion.

In the second stage of the Program, to be completed by 2025, more than R$1.4 billion in investments are planned to implement collection networks, new sewage connections, three new ETEs and expansion and improvement of another 11 ETEs, including the outfalls and pre-conditioning of stations 1 and 2 in Praia Grande. With this, the Baixada Santista region should reach a sewage collection coverage index of 92%. All sewage currently collected already receives treatment.

The third stage of the Onda Limpa Program will be executed from 2025 to 2030, aiming to reach a 95% sewage collection and treatment coverage ratio for the entire Baixada Santista region, also benefiting areas with increasing population.

In the North Coast region, 70% of its official area receives sewage services and 100% of the sewage collected is treated.

Sabesp is responsible for water and sewage services in 320 municipalities in the countryside of the state of São Paulo and its service excellence in these municipalities was recognized. Seven of its countryside and coastal municipalities were well positioned among the 60 cities with the best sanitation in Brazil, according to Sanitation 2020 - Trata Brasil ranking, with Santos standing out in first place, followed by Franca in second.

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As almost all of these municipalities achieved universal indexes, our performance is directed to the expansion of the structure in communities (neighborhoods or districts) installed in an isolated manner in relation to the urban centers.

Vale do Ribeira, a region with a population of 350,000 inhabitants and with the worst economic and social indicators in the State, is the focus of the Vale do Futuro program, launched in 2019 by the State Government. The initiative joins actions from 20 State departments and state-owned companies to bring more health, infrastructure, employment, income and entrepreneurship to the region, fostering the economic and social development of Vale do Ribeira by the end of 2022.

Sabesp operates all the municipalities in the Vale do Ribeira region and is committed to advancing the sanitation infrastructure even further to contribute to its development. Planned investments amount to R$110.5 million in water supply, water safety and sanitary sewage.

More operating details for the water systems can be found in the 2020 Sustainability Report.

1.2.4 - Research, Development, and Innovation in Sanitation

Our work to promote research and technological development has the cooperation of several agencies, such as IDB, FINEP, FAPESP, and the “Ideas em Acción” award, which we received from the IDB last year. In 2020, we allocated approximately R$20.5 million to Research, Technological Development, and Innovation projects, with our own resources or with funds raised with development agencies.

In 2020, we prepared a technological innovation projects portfolio, based on the premises established by Arsesp and within the approval granted in 2018, to use the 0.05% required from direct revenue as RD&I investments starting in 2020. The Program is the first established between a sanitation regulatory agency and a state-owned sanitation company.

Sabesp is investing in the development and implementation of Open Innovation actions, integrating ideas, thoughts, processes, and research from players of several internal and external segments, aimed at improving our processes, products and services.

We also continued our initiatives related to the circular economy. We highlight the use of ETE effluents as reuse water for industrial purposes, street cleaning, park irrigation and gardens. This is an important complementary initiative to encourage the sustainable use of water, especially in a region with low water availability such as the Greater São Paulo region.

It is also worth mentioning the circular economy project being implemented in the Franca ETE, which transforms the sewage treatment process into an optimized resource recovery system, was planned to be integrated with the solid, liquid, and gaseous phases of the sewage treatment process and has the potential to serve as a pilot to be replicated across the sector.

Resulting from the technical cooperation agreement with Germany's Fraunhofer IGB Institute, the initiative uses clean, renewable fuel with reduced greenhouse gas emissions to replace fossil fuel. This ETE treats an average of 500 liters per second of sewage and produces around 2,500 Nm³ of biogas per day, enough to replace 1,500 liters daily of regular gasoline. In 2020, we carried out 2072 supplies with an average consumption of 13 km/m3.

Still within the circular economy concept, in 2020 we signed a contract to build a recycling plant to produce asphalt base from waste from sanitation construction, with a production capacity of up to 1 million m³/year of asphalt. The plant is expected to begin operations in late 2023. In addition to improving pavements after services are performed on public roads, the initiative aims to reduce solid waste disposal in landfills and strengthens the strategic decision to consolidate the innovative circular economy path.

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For more information about our research, development, and innovation projects, see our Sustainability Report.

1.3 - Goals Relating to the Development of Activities

Despite the challenges brought by the Covid-19 pandemic, Sabesp met the goals that were defined for 2020. New water and sewage connections exceeded expectations by 14% and 8%, respectively.

Even during a period filled with uncertainties and abrupt changes in how we interacted with our customers due to the measures brought about by Covid-19, the overall satisfaction indicator remained high, with 86% of customers satisfied with our services.

Households linked to sewage treatment reached a rate of 76%, above the 74% estimated for the year, with service coverage rates also being met.

In 2020, Sabesp reached the rate of 263 L/connection/day, reducing the loss rate presented in 2019 (285 L/connection/day) by 22 L/connection/day, and exceeding the Company’s goals for the year. It is worth noting that, as of 2021, losses from the municipality of Guarulhos will be accounted for in the index and will increase the loss index by approximately 10 liters per connection per day. Accordingly, the goal for 2021 is to reach an index of 268 liters per connection per day, including the municipality of Guarulhos.

2020 Achievements and 2021-2025 Goals

	Achieved	Goals
	2020	2020	2021	2022	2023	2024	2025
Water Supply Service	Tends toward universalization (1) and (2)	Tends toward universalization (1) and (2)
Sewage Collection Service (%)(2)	85	85	85	86	87	88	89
Water Supply Coverage (2)	Tends toward universalization (1) and (2)	Tends toward universalization (1) and (2)
Sewage Collection Coverage (%)(2)	92	92	92	93	94	95	95
Rate of Units Connected to Sewage Treatment (%) (3)	76	74	77	85	86	87	88
New Water Connections (thousand)	220.4	194	192	192	200	200	200
New Sewage Connections (thousand)	259.0	246	247	240	240	240	240
IPDt (liters/connection/day)(4)	263	273	268	266	255	249	249

(1) Coverage 98% or more. Service 95% or more.

(2) For methodological reasons, it contemplates a variation margin of plus or minus 2 percentage points.

(3) Unit is the term used for building or the subdivision of a building, with occupancies demonstrably separate from each other, that collectively use a single water supply and/or sewage collection connection.

(4) In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting January 2022.

In support of these goals, the Company expects to invest roughly R$21.0 billion from 2021 to 2025.

Investment Plan (R$ million)

	2021	2022	2023	2024	2025	2021-2025
Sewage Treatment	587	561	472	405	712	2,723
Sewage Collection	1,831	2,084	2,197	2,079	1,874	10,065
Water	1,753	1,555	1,516	1,694	1,648	8,166
Total	4,171	4,200	4,185	4,178	4,234	20,968

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1.4 - Financial Performance

The year 2020 was especially challenging. To simultaneously face the economic crisis and the Covid-19 pandemic, the Company was required to reallocate its available resources, adapting them to new market conditions in which revenues fell while defaults, uncertainties and exchange rate volatility increased.

We know that water is an even more essential resource for preserving the population's health during a pandemic and thus our first objective was to make the economic and financial conditions feasible for the Company to ensure operations and access to services were maintained, mainly for the more socially vulnerable population.

The quarantine decree in the state of São Paulo directly impacted the Company's revenues with the change in its consumption mix, caused by the increase in volumes in the residential categories and a reduction in the commercial and industrial categories whose average tariffs are higher, leading to lower overall average tariffs. Our revenues from the residential sector were also affected as consumers in the "Social Residential" and "Favela Residential" categories were exempted from paying water and sewage bills.

To face the challenge, we took several measures to strengthen the Company's liquidity and offset the effects from the drop in revenue, increase in uncertainties and exchange rate volatility so that we would maintain the investments necessary to meet our goals and the contractual obligations with the operated municipalities.

Additionally, we advanced in our policy to expand market share and took over the water supply services in the municipality of Mauá, substituting wholesale supply for retail supply, exchanging a historical debt for a long-term service contract that, in addition, expands direct contact with the population.

In the regulatory environment, 2020 was marked by the approval of Federal Law 14,026/2020, which approved the new Basic Sanitation Legal Framework and among other measures, extinguish the Program Contract, increasing competition in the sanitation sector and attributed the National Water and Sanitation Agency (ANA) with the authority to establish guidelines for the actions of state and municipal regulatory agencies, minimizing regulatory uncertainties and creating an attractive environment for investments in the sector. On March 17, 2021, the National Congress upheld the presidential vetoes.

Overall, despite turbulences, the Company managed to stay on track with its strong financial management, record fund-raising and reduction in expenses, all of which made it possible to preserve its liquidity and its investments without neglecting social protection measures at its operations.

Tariff Adjustment

The services provided by Sabesp are regulated and inspected by the São Paulo State Utility Services Regulatory Agency (Arsesp). The tariff reviews and adjustments follow the guidelines established by the Basic Sanitation Law and Arsesp’s regulations.

For more information on Sabesp's tariff regulation, see our Sustainability Report.

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Investments

Despite the challenges faced in 2020 with the economic and health crisis, we were able to maintain our investment schedule, which totaled R$4.4 billion in the year. Cash disbursed in 2020 for the Company’s investments totaled R$3.3 billion. The chart below shows investments according to water, sewage, and region:

	Water	Sewage	Total
Metropolitan Region of São Paulo	1,647.6	1,518.9	3,166.5
Regional Systems (countryside and coastal areas)	469.0	744.0	1,213.0
Total	2,116.6	2,262.9	4,379.5

Note: Does not include the commitments made with the program contracts (R$58.3 million).

The Company plans to invest approximately R$21.0 billion from 2021 to 2025, of which R$8.2 billion will be for water supply and R$12.8 billion for sewage collection and treatment services.

Debt

Due to the economic crisis already observed at the end of 2019, and its aggravation by the Covid-19 pandemic, Sabesp intensified actions to capture opportunities to reduce its foreign exchange exposure and preserve the Company's liquidity indexes.

Total debt increased by 30.3%, from R$13.2 billion in 2019 to R$17.3 billion in 2020. Foreign currency debt decreased by 44.2%, from R$6.3 billion in 2019 to R$3.5 billion in 2020, corresponding to 20.6% of the Company's total debt at the end of the period (48.0% in 2019).

In terms of multilateral loans with official banks, the Company renegotiated its loan with the IDB signed in 2010 to finance the third stage of the Tietê Project, converting the outstanding balance in dollars into local currency, with semi-annual payments and maturity in September 2035, at a rate of CDI + 0.06% p.a. and a variable margin for loans the bank’s capital (0.8% in 2020), paid semi-annually. In September, the Company redeemed, in local currency, the total balance of the Eurobond 2020 contracted in dollars with the capital markets in 2010.

The Company also amortized the 1st and 3rd series of the 10th issue of debentures, in local currency. subscribed by BNDES in 2009.

Total amortizations in national and foreign currency reached R$3.2 billion in 2020.

At the end of 2020, we had R$14.2 billion in long-term debt, of which R$3.2 billion was in foreign currency. Short-term debt totaled R$3.0 billion, of which R$0.3 billion was in foreign currency.

New funding instruments

Even with the economic crisis that worsened during 2020, and the capital outflow from the Brazilian capital market, the Company maintained its access to credit. Sabesp has a good market reputation and solid relationships with public banks and multilateral agencies, both domestic and international. This mix and diversity of sources allows us an extended debt amortization profile, at costs that are correspond with our investment cycle, especially for credit lines granted by official Brazilian banks and multilateral credit organizations, as well as through the increasing issues of infrastructure debentures in the capital market.

Due to the increase in exchange rate volatility in 2020, the Company chose to hire loans in local currency, in a total amount of R$4.4 billion, and these resources were used to finance its investment plans, recompose its cash balance and refinance outstanding loans. From this total amount, a R$0.3 billion increase referred to reimbursement of investments in projects already financed in previous years.

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In April, Sabesp launched its 25th Single Series Debentures Issue, in the amount of R$1.45 billion, maturing in October 2021, with remuneration of CDI + 3.30% p.a. and a single amortization on maturity.

In July, the Company launched its 26th Infrastructure Debentures Issue, in the amount of R$1.045 billion, in two series. The first series, in the amount of R$600 million, has a remuneration rate of IPCA + 4.65% p.a., with an annual interest payments and maturity in July 2027. The second series, in the amount of R$445 million, has a remuneration rate of IPCA + 4.95% p.a., with an annual interest payments and maturity in July 2030.

In December, Sabesp launched its 27th Debentures Issue, in the amount of R$1 billion, in three series. The first series, in the amount of R$300 million, has a remuneration rate of CDI + 1.60% p.a., with biannual interest payments and maturity in December 2023. The second series, in the amount of R$400 million, has a remuneration rate of CDI + 1.80% p.a., and maturity in December 2025. The third series, in the amount of R$300 million, has a remuneration rate of CDI + 2.25% p.a., and maturity in December 2027.

In addition, the Company signed a loan agreement with BID INVEST, an independent subsidiary of the Inter-American Development Bank in November, in the amount of R$950 million, in two tranches, one maturing in August 2029 and the other in August 2034. The first tranche, in the amount of R$442 million, has an interest rate of CDI + 1.90% p.a., with semi-annual amortization and interest payments. The second tranche, in the amount of R$508 million, has an interest rate of CDI + 2.70% p.a. and semi-annual amortization and interest payments.

Our credit ratings by rating agencies did not change in 2020, and continue as follows:

	Fitch	Moody’s	S&P
National Scale	AA(bra)	Aa2.br	brAAA
Global Scale	BB	Ba2	BB-

Despite the 30.3% increase in the Company's total debt, there was a significant reduction in the foreign currency debt, which reduces the impact of exchange rate volatility on our total debt. Although our covenant (financial indicator) “Total Debt/Adjusted EBITDA” ratio increased from 1.75x in 2019 to 2.66x in 2020, our debt level is still significantly lower than the contractual limit of 3.65x, which is a contractual obligation in our 17th Debenture Issue and for the AB Loan.

As of December 31, 2020, the Company had met all the requirements of its loans and financing agreements.

Expansion of market share and credit recovery

Historically, the Company has supplied wholesale water to several municipalities in the Metropolitan Region of São Paulo and it is their responsibility to distribute the water to the final consumers.

Over the past few years, the Company has been reducing its exposure in this segment, with the incorporation of these municipalities into the retail segment and settling any existing debt.

In June 2020, after extensive negotiations with the municipality of Mauá, Sabesp signed (i) a Public Service Contract with the state of São Paulo and the Municipality of Mauá and; (ii) an Adjustment Agreement for Payment and Debt Receipt with the authority responsible for the municipality’s water supply (Saneamento Básico do Município de Mauá - SAMA).

These contracts allow Sabesp to provide quality services directly to the population, ensuring legal, financial and asset security to the Company, its shareholders and creditors.

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Financial and Economic Performance

In 2020, the Company recorded a net income of R$973.3 million, compared to R$3.4 billion in 2019, decreasing by 71.1%. Net operating revenue (including construction revenue) totaled R$17.8 billion, decreasing by 1.0% from the previous year. Gross operating revenue for sanitation services (excluding construction revenue) totaled R$15.2 billion in 2020, down by R$976.2 million, or 6.1%, over the R$16.1 billion recorded in 2019. The decrease in gross operating revenue is mainly due to the following: (i) Formalization of an agreement with the municipality of Santo André in 2019, generating R$1,261.7 million in non-recurring revenue; (ii) Lower billed volume in the commercial, industrial and public categories, resulting in a reduction of approximately R$805.0 million, when compared to the previous year; and (iii) Reduction of R$40.2 million in revenues from the "Social Residential" and "Favela Residential" categories, due to the exemption granted on water and sewage bills from the months of April to August. The decrease in revenue was mitigated by the following: (i) Formalization of an agreement with the municipality of Mauá in June 2020, generating an increase of R$204.1 million; (ii) Higher billed volume in the residential category, resulting in an increase of approximately R$840.0 million; (iii) Higher revenue from retail sales in the municipality of Santo André, in the amount of R$214.2 million; and (iv) Tariff readjustment of 3.4% as of August 2020.

In 2020, construction revenue increased by R$770.1 million, or 26.1% over 2019. The variation is mainly due to the higher investments made in asset construction in 2020.

In 2020, general costs, administrative & selling expenses, and construction costs increased by 9.5% (R$1,169.9 million). Excluding the effects from construction costs, this increase was by 4.5% (R$421.2 million).

The share of administrative & selling expenses and construction costs as a percentage of net revenues was 75.4% in 2020, up from the 68.2% shown in 2019. For more information on the composition and changes in costs and expenses, see the Results Press Release, available on the Company's website at https://ri.sabesp.com.br/informacoes-financeiras/central-de-resultados/.

Adjusted EBITDA decreased by 14.5%, from R$7,510.5 million in 2019 to R$6,421.8 million in 2020, and the adjusted EBITDA margin was 36.1%, while reaching 41.8% in the previous fiscal year. Excluding the effects from revenue and construction costs, the adjusted EBITDA margin was 45.0% in 2020 (49.5% in 2019).

Dividends

According to the Company's Bylaws, the common shares are entitled to the minimum mandatory dividend, corresponding to 25% of the net profit for the year, obtained after the deductions determined or allowed by law and that can be paid as interest on own capital.

The dividend distribution policy foresees that the payment of the minimum mandatory dividend will be maintained until universalization of the basic sanitation services is reached in the operated area and, when paid as interest on equity, the income tax rate over the amount payable to shareholders will be considered an additional dividend.

In 2020, Sabesp paid dividends as interest on equity, in the amount of approximately R$941.0 million referring to the 2019 fiscal year, corresponding to R$1.3767 per common share, a pay-out of 27.9% and dividend yield of 2.3%.

For 2020, the Board of Directors approved the proposal to pay interest on equity, in the amount of R$272.0 million, corresponding to R$0.3979 per common share, a pay-out ratio of 27.9% and dividend yield of 0.9%, with payment scheduled to start on June 28, 2021.

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Stock Market

Sabesp’s shares closed with a 26.6% drop in 2020, priced at R$44.44. Among the main reasons for this decrease was the impact of the Covid-19 pandemic and its consequences to the economy, expectations regarding the Third Ordinary Tariff Review and the Tariff Structure Review, in addition to the vetoes of the new Legal Sanitation Framework. The Ibovespa index ended the yeat at a high of 2.52%.

Our shares participated in 100% of the B3 trading sessions and the annual financial volume was R$48.2 billion, 37% higher than in 2019. In 2020, Sabesp's shareholder base followed the movement observed in the Brazilian capital market with a significant increase of 226% in the amount of individual shareholders, totaling 3.4% of its Share Capital, increasing by 140% over 2019. The shares traded on B3 represented 37.3% of the share capital and around 12.4% of the American Depositary Receipts (ADRs), traded on the NYSE. The ADRs depreciated 42.9% compared to the 28.9% appreciation of the U.S. dollar in 2020. In the same period, the North American indexes ended at highs: Dow Jones +7.25% and S&P 500 +16.26%.

2 - Corporate Governance

2.1 - Corporate Governance Structure

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2.1.1 - Annual Shareholders' Meeting

This is the highest decision-making level, with powers to resolve on all business matters related to the Company's purpose and matters deems convenient for the Company’s defense and development. The Annual Shareholders’ Meeting is responsible for electing or dismissing the members of the Company’s Executive Board, Fiscal Council, Audit Committee and the Eligibility and Advisory Committee, among others. All documents to be analyzed or discussed at the Meeting are available at the Company’s headquarters, corporate website and on the websites of the Brazilian Securities and Exchange Commission - CVM and B3, as of the date the Meeting’s Call Notice is released. Proof of shareholder status may be requested at any time until the opening of the Annual Shareholders’ Meeting, subject to compliance with the rules established in the Company’s Bylaws.

2.1.2 - Board of Directors

The Company’s Board of Directors is comprised of a minimum of seven (7) and a maximum of eleven (11) members, with a unified two-year term of office and a maximum of three (3) consecutive re-elections allowed. At least two (2) members, or 25%, whichever is greater, of the Board of Directors must be independent according to the provisions of the Novo Mercado Regulation and Federal Law 13,303/16, of which one shall be elected by the minority shareholders. The Chief Executive Officer is a member of the Board of Directors but must not occupy the position of Chairman of this body. The Chairman of the Board of Directors, in turn, must not be part of the Executive Board. An employee representative is ensured on the Board of Directors, with a term of office that coincides with the other Board members. There is currently no employee representative on the Board of Directors. The attributions of the Board of Directors are defined in the Company’s Bylaws and its internal regulations.

2.1.3 - Audit Committee

The Board of Directors is advised by an Audit Committee, which is comprised of three (3) directors who cumulatively meet the following requirements: (i) independence, (ii) technical knowledge; (iii) availability of time for their duties (iv) identify and/or comply with applicable exemptions, pursuant to the rules of the United States Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee must have a finance specialist and a Coordinator, who may or may not be the same person. According to the Company's Bylaws, the members of the Audit Committee can be appointed simultaneously to their election to the Board of Directors, or by subsequent resolution by the Board of Directors, and must exercise their duties for the duration of their term of office, or until a resolution contrary to this has been take at the Annual Shareholders’ Meeting or by the Board of Directors. In addition, if a Committee member has held a term of office for any period, he/she may only rejoin the committee only after, at least, three (3) years since the end of said term of office. The attributions of the Board of Directors are defined in the Company’s Bylaws and in its internal regulations.

2.1.4 - Eligibility and Advisory Committee

This committee was created in April 2018 by means of a statutory provision and is comprised of three (3) members elected at the Annual Shareholders’ Meeting without a fixed mandate. This Committee is responsible for supervising the nomination and evaluation procedures for members of the Company’s administration and Fiscal Council, as provided for in the Bylaws and in observance with the provisions of Article 10 of Federal Law 13,303/2016 (Law of State-owned Companies). The committee's internal regulations must be approved by the Board of Directors.

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More information about the Company's Nomination Policy can be found at https://ri.sabesp.com.br/governanca-corporativa/estatuto-e-politicas/. To view the minutes of the Eligibility and Advisory Committee, please go to https://ri.sabesp.com.br/governanca-corporativa/assembleia-e-atas/.

2.1.5 - Fiscal Council

The Fiscal Council is a permanent body and has been installed since the creation of the Company. It is comprised by a minimum of three (3) and a maximum of five (5) effective members and their respective alternates, who are elected annually by the Annual Shareholders’ Meeting and may be re-elected for a maximum of two consecutive terms, being one of its members a representative of minority shareholders. The attributions of the Board of Directors are defined in the Company’s Bylaws and its internal regulations.

2.1.6 – Executive Board

The Executive Board is comprised by six (6) members with a unified term of office of two years, with a maximum of three (3) consecutive re-elections allowed. The Executive Officers are elected by the Board of Directors, one of whom is appointed as Chief Executive Officer. The Chief Executive Officer is a member of the Board of Directors during the time he/she remains as CEO, but must not occupy the position of Chairman of the Board of Directors. The attributions of the Executive Board are defined in the Company’s Bylaws and in its internal regulations.

2.1.7 - Executive Governance Department

This activity carried out by the Company’s Presidency Office and is responsible for advising on governance processes, assisting the Chairman of the Board of Directors, the Coordinator of the Audit Committee, the Fiscal Council and the Chief Executive Officer in defining meeting agendas, forwarding the agenda and preparing supporting materials for meetings, calling and conducting meetings and general shareholders’ meetings, and preparing their respective minutes, among other attributions.

2.1.8 - Internal Audit

This activity is linked to the Board of Directors by means of the Audit Committee and also reports to the CEO. The internal audit is responsible for assessing: (i) the adequacy of internal controls, (ii) the effectiveness of risk management and governance processes, (iii) the reliability of the processes for collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, and for the preparation of financial statements, and (iv) the proper application of the principle of segregation of duties to avoid conflicts of interests and fraud. Since 2016, Sabesp, through its Internal Audit, has maintained its Quality Assessment (QA) certification, achieved after a strict assessment carried out by the Institute of Internal Auditors of Brazil (IIA Brazil), a branch of The Institute of Internal Auditors (IIA).

2.1.9 - Risk Management and Compliance Department

This department is linked to the Chief Executive Officer and its head is a statutory director appointed by the Board of Directors. The Risk Management and Compliance department is responsible for preparing the Company's integrity program, identifying and classifying, along with the Company's other departments, the Company's main risks. It may establish a direct communication with the Fiscal Council, the Audit Committee and the Board of Directors whenever the members of the Executive Board are suspected of being involved in irregular activities. This department is autonomous, independence and operates with its own budget.

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2.1.10 - Ethics Committee

The Ethics Committee is linked to the Board of Directors and is responsible for the recurring updates of the Company’s Code of Conduct and Integrity to always reflect current scenarios. This committee is also responsible for encouraging commitment by managers and employees to the principles established therein.

2.1.11 - Corporate Risk Management Committee

This advisory body is installed on a permanent basis and reports to the Executive Board. It is comprised by representatives from all boards and coordinated by the Risk Management and Compliance Department. The Corporate Risk Management Committee is responsible for assessing the levels of risk that define the responsibilities for approving and dealing with risks as well as monitoring the annual risk management plan, implementation of mitigation action plans, risk indicators, and evaluating the risk map, among others.

2.1.12 - External Audit

Sabesp has an external audit who performs the auditing of its financial statements and review of quarterly information and financing projects, ensuring reliability of the data presented. The Company respects the principles that preserve the independence of these professionals, namely: not to audit their own work, not to perform managerial functions and not to advocate for their customer. The hiring of the independent auditing firm is approved by the Board of Directors, based on the opinion of the Audit Committee, which is responsible for assessing the guidelines of the hiring process and other conditions for the provision of services. The Audit Committee must also previously express its opinion on the hiring of other services from the independent auditing firm, or companies related to it, that are not included in the typical audit activities, as well as providing an opinion for the removal of the independent auditors.

2.2 - Internal Controls

Internal controls include the procedures for accuracy of the accounting records, preparing financial statements in accordance with official regulations, and the proper authorization of transactions related to the acquisition, use and disposition of the Company's assets.

For 16 years, Sabesp has been promoting a structured and systematic assessment of internal controls, which is currently guided by the internal controls framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) version 2013 and is adherent to section 404 of the Sarbanes-Oxley Act (SOX) and to Federal Law 13,303/2016.

Annually, a review of the assessment process of internal controls is in progress, considering new risks associated with the preparation and disclosure of financial statements, as well as possible significant changes in processes and information systems.

The internal control tests are carried out by the internal audit area, which reports hierarchically to the CEO and functionally to the Audit Committee. In 2019, the assessment on the effectiveness of the internal controls environment did not identify any deficiencies considered material.

2.3 - Code of Conduct and Integrity

The bases for managers and collaborators to act in an integrated manner consistent with the Company's values when conducting relations and business with its different publics are defined in its Code of Conduct and Integrity. The Code was initially prepared as a joint effort in 2006 and its most recent version is available at: https://ri.sabesp.com.br/governanca-corporativa/codigo-de-conduta-e-integridade/.

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Defined by the Code of Conduct and Integrity and implemented in 2018, the Trust Channel is an internal institutional mechanism to clarify doubts and guide collaborators on ethical behavior in the conduct of Sabesp's business at its various levels, responding to all quickly, objectively, without value judgment, while maintaining confidentiality about the consultation.

The Audit Committee is responsible for monitoring procedures for investigating violations to the Code of Conduct and Integrity, as well as the events reported to the Whistleblowing Channel, which are analyzed and reported biannually to the Ethics Commission and Audit Committee. The Audit superintendence is responsible for processing complaints, must ensure the anonymity of the whistle blower and protect the confidentiality of the information and of those involved.

In order to preserve the anonymity of the whistle blower, our Whistleblowing Channel is external, in other words, the acceptance of reports is carried out by a specialized outsourced company, by means of an electronic form and telephone, allowing the whistle blower to follow up on the investigation through a protocol.

Throughout the year, 155 occurrences were registered in the Reporting Channel and 39 penalties were applied, among company employees and outsourced employees: 11 warnings, 5 suspensions, and 23 terminations. It is worth noting that, among the cases investigated, there are no indications of participation of Company employees in acts of corruption covered by Federal Anti-Corruption Law 12,846/2013.

2.4 - Transparency

Sabesp is aware that promoting ethics and integrity requires transparency in the relationship with all of our stakeholders. Therefore, the Transparency Portal (available at http://bit.ly/32VDGhb) offers clear and up-to-date information about the business. On it, users have free access to our Institutional Policies, board and committee minutes, contracts with the granting authority and with suppliers as well as main programs and projects developed. In addition, the Portal also has a Citizen Information Service (SIC), a service channel for citizens established in the Access to Information Law.

2.5 - Compensation Policy

2.5.1 - Management and Members of Statutory Committees

The Company has a compensation policy, approved by the Board of Directors, which establishes the criteria for defining the compensation for the Management (Executive Board and Board of Directors) and for members of the Fiscal Council and statutory Audit and Eligibility Committee and Advisory Committee, pursuant to the Novo Mercado Regulation, the Bylaws, Federal Laws 6,404/1976 and 13,303/2016, and the Resolutions of the State Capital Defense Council - CODEC 01/2018 and 01/2019, available at https://ri.sabesp.com.br/corporate-governance/statute-and-policies/.

The global remuneration amount must be approved by the Annual Shareholders’ Meeting. For further information on the criteria breakdown composition of the compensation of the members of the statutory bodies, see item 13 of the Reference Form, available at https://ri.sabesp.com.br/informacoes-financeiras/submetidas-a-cvm/.

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Pursuant to Article 8, items I and VIII, of Law 13,303, of June 30, 2016, the Board of Directors subscribes to this Annual Public Policies and Corporate Governance Charter of Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the 2020 fiscal year.

São Paulo, March 25, 2021.

Mário Engler Pinto Júnior Chairman of the Board of Directors	Benedito Pinto Ferreira Braga Júnior

Wilson Newton de Mello Neto	Claudia Polto da Cunha

Francisco Vidal Luna	Reinaldo Guerreiro

Francisco Luiz Sibut Gomide	Eduardo de Freitas Teixeira

Luis Eduardo Alves de Assis	Walter Luis Bernades Albertoni

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 1, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.